Mail Room 4561

May 28, 2010

John Rizzo
Chief Executive Officer
iTrackr Systems, Inc.
1507 Presidential Way
North Miami Beach, FL 33179

> **Re:** **iTrackr Systems, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 23, 2010**
> **File No. 333-166275**

Dear Mr. Rizzo:

We have reviewed the above-referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

2.   Please provide the disclosure responsive to Item 103 of Regulation S-K. In this regard, we note your disclosure in Note J to the Financial Statements indicates that as of December 31, 2009, you were a party to a lawsuit brought by Marc Falcone.

Cover Page

3.   It appears from the fee table that the amount of securities to be registered totals 19,628,557 shares of common stock, which is not consistent with the disclosure on the cover page where you have indicated that the number of shares of common stock covered by the registration statement is 19,627,891. Ensure that your disclosure is consistent throughout including the offering section of the Prospectus Summary and the legality opinion. Please revise accordingly or advise.

4.   Please clarify that this registration statement constitutes the initial public offering of iTrackr's common stock.

5.   We note that you are registering securities for sale by selling shareholders when there is no existing market for the securities. Please be advised that Schedule A of the Securities Act and Item 501(b)(3) of Regulation S-K require a price range or the formula or method to be used to calculate the price to be set forth. As such, please provide disclosure regarding the pricing of the shares to be offered by the selling shareholders or the process by which the pricing will be set. In addition, please provide the disclosure required by Item 5 of Form S-1 and Item 505 of Regulation S-K relating to the determination of the offering price. If you intend to seek quotation on the OTC Bulletin Board through a market maker you may want to add cover page language saying: "The selling shareholders will sell at a price of $X (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." If not, statements regarding selling your common stock at other than fixed prices are not appropriate.

Inside Cover Page

6.   Please revise to present the information specified by Item 502(b) of Regulation S-K advising dealers of their prospectus delivery obligation.

Prospectus Summary

Overview, page 1

7.   For balanced disclosure, please provide here or in an appropriate place in the Prospectus Summary a discussion of your net losses and accumulated deficit to provide investors with a better understanding of your financial condition. Disclose also that your auditors have issued an uncertainty paragraph in their audit report because of the substantial doubt about your ability to continue as a going concern.

Common Stock outstanding after this offering, page 2

8.   Please revise the footnote to the number of shares of common stock outstanding after this offering to specify the "certain agreements" to which you refer in the last sentence.

Risk Factors, page 2

General

9.   Please provide a separate risk factor discussing the auditors' going concern opinion and the notation in the financial statements which states that there is substantial doubt about your ability to continue as a going concern. This risk factor should be prominently positioned at the beginning of the risk factors section.

"We are dependent on technology systems and third party content that are beyond our control," page 5

10.   We note that your business service depends on third parties for hardware and software. Please ensure that you include a description of the material terms of any such material contracts in your business section and file the agreements as exhibits to your amended registration statement. Refer to Items 101 (h)(4)(v) and Item 601(b)(10) of Regulation S-K.

"iTrackr's shares of common stock may become subject to the SEC's penny stock rules…," page 8

11.   Please revise the caption and the text of this risk factor to remove any suggestion that you are not subject to the penny stock rules.

Market and Industry Data, page 11

12.   We note that this prospectus includes market and industry data and forecasts that you have developed from third-party information, specifically in your business description section beginning on page 17. With respect to every third-party statement in your registration statement, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports**.**

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Years Ended December 31, 2009 and 2008, page 15

13.   You state that the increase in revenues for the year ended December 31, 2009 was due "primarily" to the purchase of ChatStat and to resulting sales of live chat software. Rather than simply using the term "primarily" in describing changes, where two or more factors contribute to the reported financial result or material change, including offsetting factors, please revise your disclosure to quantify each contributing factor that led to the change in financial result. See Section III.D of SEC Release No. 34-26831.

Liquidity and Capital Resources, page 15

14.   We note your statement on page 15 that as of December 31, 2009, you had approximately $3,223 of unrestricted cash and that you believe that your available cash is insufficient to continue operations. Please disclose the number of months your available cash resources will fund. See Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance. Please update this information, including the amount required to meet your financial commitments for a period of 12 months following the date of the prospectus, with each amendment to the registration statement. Also include risk factor disclosure alerting investors to the severity of your liquidity position and specifically disclose in the risk factor the minimum additional capital necessary to fund your planned operations for the next 12 months.

Cash Requirements and Need for Additional Funds, page 16

15.   You state that approximately $520,000 to $640,000 will be required to cover operating expenses for the next twelve months. Please clarify the nature of the operating expenses you expect to incur in the next twelve months. Discuss how you plan to address this material deficiency in your liquidity position and disclose your course of action if you are unable to secure funding. If you have no such plans, please state so. Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

Business, page 17

General

16.   We note from your disclosure on page 13 that you generate revenues primarily through the licensing of ChatTrackr to two customers, Respond Q and Saveology.

Please tell us what percentage of your revenues is derived from each of these customers and tell us the number of customers, if any, which generate 10% or more of your revenues. With respect to Respond Q and Saveology, please include in your business discussion a description of the material terms of any material agreements with these customers, including the duration of the licenses and any other quantitative or qualitative factors arising from these agreements that may have a material impact on your business. To the extent that you are substantially dependent on contracts with these customers, please file the agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Overview, page 17

17.   You state that you have developed what you believe is a powerful platform that drives value to consumers, retailers and advertising and marketing firms. Explain your platform offering and how it relates to the various end-users you have identified—specifically, consumers, retailers, and advertising and marketing firms. In discussing your website, products, and/or service offerings, address each respective revenue stream by explaining how you intend to generate profits. Clarify the development status of your products and services as we note that you intend to introduce internet and mobile social merchandizing technology platforms.

Research and Development Activities, page 24

18.   We note that 45% of your costs are related to research and development. Please provide estimates of the amount spent during the last two fiscal years on research and development. Refer to Item 101(h)(4)(x) of Regulation S-K.

Management, page 25

19.   In revising this section in response to the comments below, please note the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf.

20.   Please ensure that your disclosure briefly describes the business experience during the past five years of each director and executive officer as required by Item 401(e) of Regulation S-K. Include the names of the business or organization, along with the respective dates of employment, for each director and executive officer.

21.   Please discuss the specific experience, qualifications, attributes or skills that led your board to conclude that each director should serve in such capacity, in light of your business and structure. Note that this disclosure must be provided on a person-by-person basis. Refer to Item 401(e)(1) of Regulation S-K.

22.   To the extent that any of your current directors have held directorships during the past five years in any publicly traded company, please provide the disclosure required by Item 401(e)(2) of Regulation S-K.

The Board of Directors and Committees, page 26

General

23.   Please include the disclosure required by Item 407(a) of Regulation S-K relating to director independence.

Compensation Discussion and Analysis

Elements of Compensation, page 26

24.   You state that the board of directors evaluates individual executive performance with a goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in the industry. In your response letter and with a view towards disclosure, please tell us how your compensation practices compared to your competitors, how you used the market information in setting each element of compensation, and identify the comparable companies whose compensation practices you considered.

Base Salary, page 27

25.   We note your statement in footnote 2 to the summary compensation table regarding the salary paid to Mr. Rizzo. Please clarify whether Mr. Rizzo received a salary in 2008 and how much, if any, of the $250,000 paid in fiscal 2009 was earned in fiscal 2008. Please revise your disclosure as necessary.

Summary Compensation Table for Fiscal Years 2009 and 2008, page 27

26.   We note that in 2008, Mr. Rizzo did not receive a salary but did receive a stock award of $250,000 and an option award of $61,200. Please tell us whether these non-cash compensation awards were in lieu of salary or bonus. In addition, provide us with your analysis as to whether the receipt of these equity awards must be disclosed in a footnote added to the salary or bonus column with corresponding narrative disclosure to the summary compensation table that addresses how the compensation committee determined the specific amounts paid to your named executive officer. Refer to Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K.

27.   Please include a footnote disclosing all assumptions made in the valuation of the stock and option awards granted to Mr. Rizzo in fiscal year 2008 by reference to a discussion of those assumptions in the financial statements and elsewhere in the filing. Refer to Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K. Disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Selling Stockholders, page 30

28.   Please identify the natural person or persons who hold or share voting and/or dispositive power over each selling shareholder entity listed in the selling shareholder table, including, but without limitation, Offshore Financial Products LTD, Bedrock Strategies, LTD, Azcap Fund, Inc. by Helen Azzara.

29.   Please provide a materially complete discussion of the nature of the transaction(s) in which your selling shareholders acquired the shares that you are seeking to register for resale on their behalf, including the date that the transactions took place, the number of shares, options or warrants acquired, and the material terms of the transactions.

Security Ownership of Certain Beneficial Owners and Management, page 36

30.   Please identify the natural person or persons who hold or share voting and/or dispositive power over Red Rock Strategies, Ltd. and New Link Ltd. Corp.

Certain Relationships and Related Party Transactions

Other, page 37

31.   We note that during the fiscal year 2009 you received $150,750 from Bluewater Advisors in exchange for convertible promissory notes. Please discuss the reasons for the transaction and provide a materially complete description of the terms of this agreement, including the amount of interest paid on the note, the rate or amount of interest payable, and the terms of conversion. Refer to Item 404(a)(5) of Regulation S-K. Clarify the relationship between this transaction and the fact that Mr. Rizzo did not receive salary payments or medical insurance reimbursements during most of 2008 and 2009. It appears that a discussion of this non-payment should be included in a narrative to the summary compensation table. In addition, please tell us how you determined that the notes need not be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Financial Statements and Footnotes for the Fiscal Years Ended December 31, 2009 and 2008

Notes to Financial Statements, page F-6

32. Remove the reference to "unaudited" in the heading to your notes to the financial statements.

Note A – Organization and Summary of Significant Accounting Policies, page F-6

33. Revise to disclose the acquisition transaction with Must Have, Inc. and describe how you have accounted for the acquisition. Also, indicate why you have not provided the audited financial statements of Must Have, Inc. pursuant to Rule 8-04 of Regulation S-X.

Note B – Property and Equipment, page F-9

34. We note that you have purchased software code from ChatStat during November 2009. Tell us how you accounted for the consideration paid for this acquisition and indicate how you presented this activity within the Statements of Cash Flows including any non-cash supplemental schedule disclosures.

Note F - Stockholders Equity

Stock Issued for Repayment of Debt, Page F-12

35. We note that you settled debt with the issuance of shares of common stock. Explain why the shares have not yet been issued. Tell us why you believe that recording the transaction prior to the issuance of the shares is proper. Cite the accounting literature that supports your accounting. In addition, tell us how you determine the fair value of the shares issued as repayment of the debt.

Note H – Warrants, page F-13

36. We note your disclosure that states no compensation expense was recognized for these warrants as the strike price and the spot price were equal. Tell us how this accounting complies with ASC 505-50-30-6 that requires such equity awards be recorded at fair value.

Note I –Long-term Equity Incentive Plan, Page F-13

37. Tell us how you estimated and calculated the assumptions input into the Black-Sholes method to fair value your stock options. Explain why you believe that the

> Dow Jones Internet Composite Index is appropriate based on the size of your company and the products that you offer. See ASC 718-10-30-20.

Item 17. Undertakings, page II-3

38.	It appears that neither Item 512(a)(1)(iii)(A) and (B) nor Item 512(b) of Regulation S-K is applicable to this transaction. Please revise or advise.

Signatures, page II-5

39.	Please ensure that your signatures conform to the requirements of Form S-1. In this regard, we note that you have not identified your principal accounting officer or controller. Refer to the Instructions for Signatures of Form S-1.

Exhibit Index, page II-6

40.	It appears that Exhibit 10.4 is your 2007 Long-Term Equity Incentive Plan. Please revise the description accordingly or advise.

41.	We are unable to locate Exhibits 4, 23, and 23.2 to your registration statement. Please file these exhibits to your amended registration statement.

* * * *

As appropriate, please amend your registration statement and other filings in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel